FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 8, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

August 08, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that from August 06, 2012 till August 07, 2012, 16 regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that Uzdunrobita FE LLC (“Uzdunrobita” or “MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan, violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the antimonopoly regulator against Uzdunrobita amount to approximately $80 million. The Company will appeal the aforementioned decisions in accordance with the procedures set forth by the laws of the Republic of Uzbekistan.

In the MTS’s opinion, the charges brought against Uzdunrobita by Uzbek antimonopoly authorities are unwarranted and illegal as the Company has always complied with the requirements of Uzbek law. The charges are not based on facts pertaining to the Company’s operations in Uzbekistan and do not take into account standard practices of operations of telecommunication companies, both in Uzbekistan and around the world.

Hearings by the regional antimonopoly departments were initiated based on the 16 identical findings of the additional audits of Uzdunrobita’s branches. The texts of the findings are identical, including both the same text and typographical errors, which may indicate that these documents were written beforehand and distributed to the regional antimonopoly departments.  Each of the 16 regional antimonopoly departments rejected the Company’s motions to postpone the hearings in order to allow time to prepare substantiated answers to the claims against Uzdunrobita and failed to honor the Company’s constitutional right to legal defense.

MTS views these antimonopoly proceedings based on audits conducted by the Prosecutor General’s Office with numerous violations of Uzbekistan law, as well as the illegal suspension of Uzdunrobita’s license, application of intimidation tactics against Uzdunrobita’s employees, including their detainment and arrests, and the seizure of assets prior to the official completion of any investigation as an unwarranted attack on MTS’s legitimate investments, which is being orchestrated by certain influential entities in Uzbekistan as a prelude toward the seizure and expropriation of the Company’s assets in the country.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 8, 2012